SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                           ALLIANCE GAMING CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.10 per Share
                         (Title of Class of Securities)

                                    36465410
                                 (CUSIP Number)


                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)






                                 August 25, 1998
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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                                        1

CUSIP No. 36465410

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
               Alfred H. Wilms
       ------------------------------------------------------------------------
               No Social Security Number
       ------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of Group (See Instructions)

[ ]    (a)    -----------------------------------------------------------------

[ ]    (b)    -----------------------------------------------------------------

(3)    SEC Use Only -----------------------------------------------------------
       ------------------------------------------------------------------------

(4)    Sources of Funds (See Instructions) BK
                                           ------------------------------------
       ------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

       ------------------------------------------------------------------------

(6)    Citizenship or Place of Organization  Belgium
                                             ----------------------------------
       ------------------------------------------------------------------------
       ------------
       Number of       (7)    Sole Voting Power   7,034,082
       Shares                                     -----------------------------
       Beneficially           -------------------------------------------------
       Owned by        (8)    Shared Voting Power   0
       Each                                         ---------------------------
       Reporting              -------------------------------------------------
       Person          (9)    Sole Dispositive Power   7,034,082
       With                                            ------------------------
       ------------           -------------------------------------------------
                       (10)   Shared Dispositive Power   0
                                                         ----------------------
                              -------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  7,034,082
                                                                     ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       ------------------------------------------------------------------------
       ------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       20.8%
       ------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)   IN
                                                     --------------------------




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                                        2

Item 1.   Securities and Issuer.
          ----------------------

          Alfred H. Wilms (the "Reporting Person") hereby amends, supplements and restates his Schedule 13D as previously amended, originally filed January 9, 1984, relating to the shares of common stock, par value $.10 per share ("Issuer Common Stock"), of Alliance Gaming Corporation, a Nevada corporation (the "Issuer"), with principal executive offices at 6601 South Bermuda Rd., Las Vegas, Nevada 89119.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Reporting Person's interest in shares of Issuer Common Stock was initially acquired through Omega Enterprises, Inc. ("Omega") which filed the original Statement on Schedule 13D on January 9, 1984. Omega acquired 4,000,000 Shares of Issuer Common Stock on November 17, 1983 for $1,200,000 in cash. This purchase was made pursuant to an Agreement dated September 22, 1983 between the Issuer and Omega. Such Agreement was filed as an exhibit to the original Statement on Schedule 13D. The Reporting Person was Chairman of the Board and Vice-President of Omega at the time of such purchase.

          On March 5, 1984, the Reporting Person purchased 76,000 shares of Issuer Common Stock for a total consideration of $158,750. All such funds represented personal funds of the Reporting Person.

          On April 2, 1984, the Reporting Person's holdings were reduced to 56,000 shares of Issuer Common Stock in a 1 for 5 stock split.

          Between April 3, 1984 and November 7, 1989, the Reporting Person acquired an aggregate of 110,470 shares of Issuer Common Stock through open market purchases and disposed of an aggregate of 8,102 shares of Issuer Common Stock on the open market as follows:


  Date            No. of Shares Purchased (Sold)             Price Per Share
  ----            ------------------------------             ---------------

04/03/84                        5,000                             2.0000
04/04/84                        5,000                             2.1875
04/05/84                       10,000                             2.1875
10/10/84                          559                             1.6400
10/10/84                        1,018                             1.9800
10/10/84                          750                             3.0000
10/10/84                        1,107                             1.7500
08/14/85                        1,341                             1.3750
08/14/85                          850                             2.5000
08/14/85                          808                             2.6875


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                                        3

  Date            No. of Shares Purchased (Sold)             Price Per Share
  ----            ------------------------------             ---------------

09/16/86                          622                             2.4100
09/16/86                          593                             2.5300
09/16/86                          750                             2.0000
09/16/86                        1,572                             2.6200
12/29/86                       32,500                             6.0000
03/18/87                       (3,116)                            1.0000
10/22/87                        2,000                             4.1250
10/22/87                        4,000                             4.2500
10/22/87                        5,000                             3.6875
10/22/87                        5,000                             3.8175
10/23/87                        2,300                             4.2500
10/26/87                        3,500                             4.1250
10/26/87                        5,000                             4.2500
10/27/87                       15,000                             4.0625
12/08/87                        1,200                             3.8750
06/24/88                       (2,493)                            1.0000
11/21/88                       (2,493)                            1.0000
11/07/89                        5,000                            10.0000


          On December 31, 1984, the Reporting Person acquired 2,624,067 shares of Issuer Common Stock as a result of the merger of Omega Inc. into the Issuer. No funds were expended, because the consideration involved the corporate assets of Omega pursuant to the terms of the merger.

          On June 1, 1988, the Reporting Person acquired 499,634 shares of Issuer Common Stock. This purchase was made pursuant to a Stock Purchase Agreement dated May 2, 1988 between the Reporting Person and the Issuer at a price of $3.4125 per share, aggregating $1,705,000, which price constituted 70% of the average closing prices of the Issuer Common Stock reported by NASDAQ on its National Market System during the 30 trading days immediately prior to the execution of such agreement. Such agreement was filed as an exhibit to Amendment No. 6 to the Reporting Person's Schedule 13D. The consideration for this purchase was the surrender and cancellation by the Reporting Person of a promissory note payable to him by the Issuer in the principal amount of $1,705,000. No cash funds were involved.

          On June 24, 1988, the Reporting Person acquired 450,000 shares of Issuer Common Stock for an aggregate purchase price of $2,497,500 in cash from his personal funds. This purchase was made pursuant to an Agreement dated June 20, 1988 among Elizabeth M. Fulton, the Issuer, and the Reporting Person. Such agreement was filed as an exhibit to Amendment No. 7 to the Reporting Person's
Schedule 13D.




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                                        4

          On May 15, 1990, the Reporting Person acquired 1,202,013 shares of Issuer Common Stock at a price of $8.3194 per share, aggregating $10,000,000, which price constituted 90% of the average closing prices of Issuer Common Stock for the 20 days prior to the execution of such agreement. This purchase was made pursuant to a Stock Purchase Agreement dated April 30, 1990 between the Issuer and the Reporting Person. Such agreement was filed as an exhibit to Amendment No. 8 to the Reporting Person's Schedule 13D. The funds used by the Reporting Person to make such purchase were obtained pursuant to a bank loan from Banque Bruxelles Lambert S.A. pursuant to a Loan Agreement between such bank and the Reporting Person. Such loan agreement was filed as an exhibit to Amendment No. 9 to the Reporting Person's Schedule 13D.

          On December 17, 1991, the Reporting Person received 100,000 shares of Issuer Common Stock from the Issuer as compensation for services rendered to the Issuer.

          In March 1992, the Reporting Person received a warrant (the "first Warrant") to purchase up to 200,000 shares of Issuer Common Stock at $2.50 per share, subject to adjustment, as a commitment fee for a loan to Video Services, Inc., a majority controlled subsidiary of the Issuer ("VSI") of up to $6,500,000. On October 31, 1993 upon the funding of the balance of such loan to VSI, the Reporting Person received an additional warrant (together with the first Warrant, the "Warrants") to purchase up to an additional 1,800,000 shares of Issuer Common Stock at $2.50 per share, subject to adjustment. This loan has been repaid in full. The Amended Warrant Agreement between the Issuer and the Reporting Person was filed as an exhibit to Amendment No. 11 to the Reporting Person's Schedule 13D.

          On August 25, 1998, the Reporting Person acquired 2,000,000 shares of Issuer Common Stock for $2.50 per share ($5,000,000 in the aggregate) upon exercise of the Warrants. The funds used by the Reporting Person to make such purchase were obtained pursuant to a bank loan from Banque Bruxelles Lambert S.A. pursuant to a Loan Agreement between such bank and the Reporting Person. Such loan agreement was filed as an exhibit to Amendment No. 9 to the Reporting Person's Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of the date hereof, the Reporting Person beneficially owns 7,034,032 shares of Issuer Common Stock (20.8% of outstanding).

          (b) Subject to the terms of his irrevocable proxy and the Stockholders Agreement, as amended, described below and filed as exhibits to Amendment No. 11 to the Reporting Person's Schedule 13D, the Reporting Person has sole power to vote or dispose of the 7,034,032 shares.




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                                        5

Item 7.   Material to Be Filed as Exhibits.

     7.1 Agreement dated September 22, 1983 between the Issuer and Omega Enterprises, Inc. (exhibit to Statement on Schedule 13D filed January 9, 1984).

     7.2 Stock Purchase Agreement dated May 2, 1988 between the Issuer and Alfred H. Wilms (exhibit to Amendment No. 6 to Schedule 13D, filed June 27,
1988).

     7.3 Agreement dated June 20, 1988 among Elizabeth M. Fulton, the Issuer and Alfred H. Wilms (exhibit to Amendment No. 7 to Schedule 13D, filed July 7,
1988).

     7.4 Stock Purchase Agreement dated April 30, 1990 between the Issuer and Alfred H. Wilms (exhibit to Amendment No. 8 to Schedule 13D, filed June 8,
1990).

     7.5 Loan Agreement from Banque Bruxelles Lambert S.A. to Alfred H. Wilms. (exhibit to Amendment No. 9 to Schedule 13D, filed November 19, 1990).

     7.6 Letter Agreement, dated June 25, 1993, among United Gaming, Inc., Kirkland-Ft. Worth Investment Partners, L.P., Kirkland Investment Corporation and, as to certain provisions, Mr. Alfred H. Wilms, including Exhibit A (form of Securities Purchase Agreement), Exhibit B (form of Stockholders Agreement), Exhibit C (form of Certificate of Designations of Non-Voting Junior Convertible Special Stock) and Exhibit D (form of Warrant Agreement) and Exhibit E (form of press release) thereto (exhibit to Amendment No. 10 to Schedule 13D filed June 30, 1993).

     7.7 Advisory Agreement, dated June 25, 1993, among United Gaming, Inc., Gaming Systems Advisors, L.P. and, as to certain provisions, Mr. Alfred H. Wilms, including Exhibit A (form of Warrant Agreement) and Exhibit B (form of press release) thereto (exhibit to Amendment No. 10 to Schedule 13D filed June 30, 1993).

     7.8 Agreement delivered September 21, 1993 among Kirkland, KIC, GSA and the Reporting Person (exhibit to Amendment No. 11 to Schedule 13D, filed September 30, 1993).

     7.9 Stockholders Agreement dated September 21, 1993 (exhibit to Amendment No. 11 to Schedule 13D, filed September 30, 1993).

     7.10 Irrevocable Proxy (exhibit to Amendment No. 11 to Schedule 13D, filed September 30, 1993).

     7.11 Amended Warrant Agreement between the Reporting Person and the Issuer (exhibit to Amendment No. 11 to Schedule 13D, filed September 30, 1993).



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                                        6

     7.12 Amendment Agreement dated as of October 20, 1994 to the Stockholders Agreement dated September 21, 1993 (incorporated by reference to exhibit 10.13 to the Issuer's Annual Report on Form 10-K for the year ended June 30, 1997).

     7.13 Director Agreement dated as of October 20, 1994 between the Reporting Person and the Issuer (exhibit to Amendment No. 12 to Schedule 13D, filed January 20, 1998).

     7.14 Letter Agreement dated March 3, 1996 between the Reporting Person and Kirkland Investment Corporation (exhibit to Amendment No. 12 to Schedule 13D, filed January 20, 1998).





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                                       7

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 5, 1998

                                              By   /s/  Alfred H. Wilms
                                                -------------------------------
                                                   Name: Alfred H. Wilms